Form 10-K405, Exhibit 13
period 1996-12-31
ELECTROGLAS INC
filed 1997-03-26
CIK 902281

                                                                 EXHIBIT 13.1

Selected Consolidated Financial Data

Years Ended December 31,                          1996           1995         1994         1993         1992
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Net sales                                       $151,950       $169,240     $112,319     $ 79,411     $ 55,034
                                              ----------     ----------   ----------   ----------   ----------
Gross profit                                      72,284         92,634       61,921       40,331       26,471
                                              ----------     ----------   ----------   ----------   ----------
Engineering, research and development             18,672         13,560       10,149        8,763        8,287
Selling, general and administrative               24,758         25,771       19,272       14,956       11,501
                                              ----------     ----------   ----------   ----------   ----------
Operating income                                  28,854         53,303       32,500       16,612        6,683
                                              ----------     ----------   ----------   ----------   ----------
Interest and other income, net                     4,847          4,211        2,876          453          344
                                              ----------     ----------   ----------   ----------   ----------
Income before income taxes                        33,701         57,514       35,376       17,065        7,027
Provision for income taxes(1)                      9,242         20,417       13,042        2,405        2,617
                                              ----------     ----------   ----------   ----------   ----------
Net income(1)                                   $ 24,459       $ 37,097     $ 22,334     $ 14,660      $ 4,410
--------------------------------------------------------------------------------------------------------------
Net income per share(1)                            $1.36          $2.05        $1.31
Pro forma net income per share(1)(2)                                                       $ 1.07       $ 0.32
--------------------------------------------------------------------------------------------------------------
Working capital                                 $159,376       $146,849     $ 96,482     $ 28,991      $ 8,022
Total assets                                     197,866        191,741      131,901       52,987       20,033
Short-term borrowings                              1,790          1,952           --           --           --
Total equity(3)                                  173,651        157,394      110,755       39,499       10,451
--------------------------------------------------------------------------------------------------------------


Unaudited Quarterly Consolidated Financial Data

                                                                       Quarter
-------------------------------------------------------------------------------------------------
(in thousands, except per share data)             First         Second        Third       Fourth
-------------------------------------------------------------------------------------------------
1996:
Net sales                                       $ 51,835       $ 48,869     $ 31,467     $ 19,779
Gross profit                                      27,990         24,966       14,453        4,875
Net income(4)                                     11,224          8,953        4,223           59
Net income per share                                0.62           0.50         0.24         0.00
-------------------------------------------------------------------------------------------------
1995:
Net sales                                       $ 33,922       $ 39,399     $ 45,339     $ 50,580
Gross profit                                      18,656         21,667       24,938       27,373
Net income                                         6,961          8,603        9,870       11,663
Net income per share                                0.39           0.48         0.54         0.64
-------------------------------------------------------------------------------------------------

(1) Net income for the year ended December 31, 1994 includes a $941,000 credit for the favorable impact of new California tax legislation. Net income and net income per share for the year ended December 31, 1994 without the $941,000 credit were $21,393,000 and $1.26, respectively. Net income for the year ended December 31, 1993 includes a $4,364,000 credit for elimination of the valuation allowance on deferred taxes. Net income and pro forma net income per share for the year ended December 31, 1993 without the $4,364,000 credit were $10,296,000 and $0.75, respectively.

(2) Pro forma net income per share assumes 13,600,000 shares outstanding through July 1, 1993 (the date of the closing of the Initial Public Offering ("IPO")).

(3) Total equity through December 31, 1992 reflects the net assets of the Electroglas division of General Signal. Prior to the closing of the IPO, substantially all of the cash generated by the division's operations was regularly remitted to General Signal pursuant to General Signal's centralized cash management program.

(4) Net income for the fourth quarter includes a pretax adjustment made by management to reduce employee incentive compensation by $2,300,000 in light of the decreased operating results for 1996.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The statements contained in this annual report that are not purely historical are forward-looking statements, including statements regarding the Company's expectations, hopes or intentions regarding the future. Forward-looking statements include, but are not limited to, statements about gross profits, current levels of taxable income, liquidity, anticipated cash needs and availability. All forward-looking statements included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and Electroglas assumes no obligation to update any forward-looking statement. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. You should consult the risk factors listed from time to time in the Company's reports on SEC forms 10-K, 10-Q, as well as those disclosed in this discussion and analysis under "Factors That May Affect Results and Financial Condition."

The components of the Company's statements of income, expressed as a percentage of net sales, are as follows:

Years Ended December 31,                                  1996              1995           1994
                                                       ---------         ---------      ---------
Net sales                                                100.0%           100.0%          100.0%
Cost of sales                                             52.4%            45.3%           44.9%
                                                       ---------         ---------      ---------
Gross profit                                              47.6%            54.7%           55.1%
                                                       ---------         ---------      ---------
Operating expenses:
     Engineering, research and development                12.3%             8.0%            9.0%
     Selling, general and administrative                  16.3%            15.2%           17.2%
                                                       ---------         ---------      ---------
Total operating expenses                                  28.6%            23.2%           26.2%
                                                       ---------         ---------      ---------
Operating income                                          19.0%            31.5%           28.9%
                                                       ---------         ---------      ---------
Interest income                                            3.1%             2.3%            2.1%
Other income, net                                          0.1%             0.2%            0.5%
                                                       ---------         ---------      ---------
Income before income taxes                                22.2%            34.0%           31.5%
Provision for income taxes                                 6.1%            12.1%           11.6%
                                                       ---------         ---------      ---------
Net income                                                16.1%            21.9%           19.9%
                                                       ---------         ---------      ---------

Results of Operations
Years ended December 31, 1996, 1995 and 1994

Net Sales

Net sales were $151,950,000, $169,240,000 and $112,319,000 in 1996, 1995 and
1994, respectively. Net sales decreased 10.2% in 1996 compared to 1995 principally due to lower system sales. The decrease reflected the uncertainty in the semiconductor market during 1996 as semiconductor manufacturers addressed the supply-demand imbalance for their products by delaying expansion plans.

Net sales increased 50.7% in 1995 versus 1994 primarily due to increased system sales and increased average selling prices of systems sold. The increase in net sales reflected the strong global semiconductor equipment market that existed during 1995, as semiconductor manufacturers responded to increased demand for semiconductor devices by constructing new and expanding existing fabrication facilities.

Net sales comprised of the Horizon 4000 Series (58.0%, 59.5% and 41.7% for 1996, 1995 and 1994, respectively), the 2000 Series (26.5%, 27.3% and 36.6% for 1996,
1995 and 1994, respectively) and aftermarket sales, consisting primarily of service, spare parts and upgrades (15.5%, 13.2% and 21.7% for 1996, 1995 and 1994, respectively).

International sales represented 45%, 45% and 47% of net sales for the years 1996, 1995 and 1994, respectively.

Gross Profit

Gross profit was 47.6%, 54.7% and 55.1% in 1996, 1995 and 1994, respectively. The absolute dollar decrease in gross profit in 1996 as compared to 1995 was primarily attributable to the decline in system sales. The associated decline in production volume resulted in underutilization of manufacturing capacity causing a decrease in gross profit as a percentage of net sales. In addition, higher material costs, as a percentage of sales, and increased warranty costs exacerbated the decrease in gross profit.

The absolute dollar increase in gross profit in 1995 as compared to 1994 was primarily attributable to increased system sales and increased average selling prices of systems sold. The decrease in gross profit as a percentage of net sales was primarily attributable to a change in the sales mix of systems and increased material costs associated with new features and upgrades, partially offset by increased manufacturing efficiencies resulting from higher production levels.

The Company believes that its gross profit will continue to be affected by a number of factors, including competitive pressures, changes in demand for semiconductors, changes in product mix and the relatively fixed nature of manufacturing overhead that typically results in efficiencies when production volumes are up, and inefficiencies when production volumes are down.

Engineering, Research and Development

Engineering, research and development expenses were $18,672,000, $13,560,000 and $10,149,000 in 1996, 1995 and 1994, respectively. Engineering, research and development expenses consist primarily of salaries, project material and other costs associated with the Company's ongoing efforts in product development and enhancement, as demonstrated by the addition of the Model 4090 to the Company's Horizon product line during 1996. Throughout 1995 and the first half of 1996, the Company continued to increase its investment in engineering by increasing its workforce, and conducting additional research and development to strengthen its technology position in the industry by developing new products, improving existing products and engineering customer-derived product enhancements. During the latter half of 1996, the Company introduced cost containment programs as a consequence of the decreasing operating results.

Selling, General and Administrative

Selling, general and administrative expenses were $24,758,000, $25,771,000 and $19,272,000 in 1996, 1995 and 1994, respectively. In 1996, the Company continued to increase its sales, marketing and administrative workforce to strengthen its global customer support operations. The increase in expenses was more than offset by a decrease in employee incentive compensation due to lower operating results for 1996 and by management's decision to further reduce this amount by $2,300,000 in the fourth quarter in light of the decreased operating results.

The increase in expenses in 1995 as compared to 1994 was primarily attributable to increased investment in the Company's worldwide sales and marketing infrastructure in support of the larger customer base. In addition, the Company incurred higher sales commissions due to increased sales volume and increased employee incentive compensation due to the increased operating income in 1995.

Interest Income

Interest income was $4,771,000, $3,858,000 and $2,285,000 in 1996, 1995 and
1994, respectively. The increase in interest income in each year was principally the result of increasing cash balances.

Income Taxes

Income taxes as a percentage of income before taxes were 27.4%, 35.5% and 36.9% in 1996, 1995 and 1994, respectively. The tax provision for 1994 included a benefit of $941,000 for the favorable impact of new California tax legislation. Excluding the impact of this nonrecurring tax benefit, the Company's annual effective tax rate for 1994 was 39.5%. The decrease in the effective tax rate in 1996 compared to 1995 was primarily due to the impact of tax exempt investment income and increased tax benefits received from research and development expenditures. The decrease in the effective tax rate in 1995 compared to 1994, excluding the impact of nonrecurring tax benefits, was principally due to increased tax exempt investment income and utilization of foreign tax credits. Management has concluded that no valuation allowance is required for the deferred tax asset based on its assessment that current levels of taxable income will be sufficient to realize the benefits.

Factors That May Affect Results and Financial Condition

The Company's future operating results may be affected by inherent uncertainties that exist in the worldwide semiconductor equipment industry. Such uncertainties include, but are not limited to, capital expenditures of semiconductor manufacturers, changes in demand for semiconductor products, competitive pricing pressures, product volume and mix, development of new products, enhancement of existing products, global economic conditions, availability of needed components, availability of skilled employees, timing of orders received, fluctuations in foreign exchange rates, and introduction of competitor products having technological and/or pricing advantages. In addition, the Company has experienced, and may in the future experience, significant fluctuations in its quarterly financial results. Accordingly, recent historical operating results should only be one source of information when evaluating the future financial performance of the Company.

Liquidity and Capital Resources

The Company's cash, cash equivalents and short-term investments were $129,102,000 at December 31, 1996, an increase of $10,858,000 from December 31, 1995. Cash generated from operations was $29,282,000, including net income of $24,459,000. Working capital items that significantly impacted cash balances were accounts receivable, other current assets and income taxes. Accounts receivable decreased $15,418,000 as a result of lower sales volume in the latter part of the year. The increase in other current assets and decrease in income taxes payable was due to estimated tax payments in excess of actual tax liabilities as a result of lower than anticipated earnings during the year, resulting in an income tax receivable of $7,000,000.

The Company used $16,306,000 of cash for investing activities, including $7,239,000 for net purchases of investments and $8,010,000 for capital expenditures on design and test equipment and leasehold improvements to the Company's facilities.

Cash used in financing activities was $8,598,000. On March 14, 1996, the Company announced a program to repurchase 1,000,000 shares of the Company's common stock on the open market. The Company repurchased 674,000 shares at a cost of $9,751,000, offset by employee stock purchases and stock option exercises contributing $1,315,000. At December 31, 1996, the Company's Japanese subsidiary had lines of credit with Japanese banks with a total borrowing capacity of approximately $5,250,000 (denominated in Yen). Amounts outstanding under these facilities at December 31, 1996 were $1,790,000. These facilities enable the Company's Japanese subsidiary to finance its working capital requirements locally.

In March 1997, the Company entered into an agreement to lease land with an investment value of $12 million, which, if consummated, will result in an increase in future operating lease commitments.

In March 1997, the Company entered into an agreement, whereby, if consummated, the Company will purchase Knights Technology for approximately $30 million in common stock and cash. The acquisition will be accounted for by the purchase method.

Historically, the Company has generated cash in an amount sufficient to fund its operations. The Company believes that cash on hand and cash generated from operations will be sufficient to meet the Company's working capital and capital expenditure requirements at least through the end of 1997.

Consolidated Statements of Income

Years Ended December 31,                                1996             1995            1994
(in thousands, except per share amounts)
Net sales                                             $151,950          $169,240       $112,319
Cost of sales                                           79,666            76,606         50,398
                                                     ---------         ---------      ---------
Gross profit                                            72,284            92,634         61,921
                                                     ---------         ---------      ---------
Operating expenses:
     Engineering, research and development              18,672            13,560         10,149
     Selling, general and administrative                24,758            25,771         19,272
                                                     ---------         ---------      ---------
Total operating expenses                                43,430            39,331         29,421
                                                     ---------         ---------      ---------
Operating income                                        28,854            53,303         32,500
                                                     ---------         ---------      ---------
Interest income                                          4,771             3,858          2,285
Other income, net                                           76               353            591
                                                     ---------         ---------      ---------
Income before income taxes                              33,701            57,514         35,376
Provision for income taxes                               9,242            20,417         13,042
                                                     ---------         ---------      ---------
Net income                                            $ 24,459          $ 37,097       $ 22,334
                                                     ---------         ---------      ---------
Net income per share                                    $ 1.36            $ 2.05         $ 1.31
Number of shares used in computing
per share amounts                                       17,967            18,075         17,019
                                                     ---------         ---------      ---------

See the accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31,                                                     1996                 1995
(in thousands, except share and per share amounts)
Assets
     Current assets:
         Cash and cash equivalents                             $ 11,141               $ 6,796
         Short-term investments                                 117,961               111,448
         Accounts receivable, net of allowance
           for doubtful accounts of $205 in 1996
           and $243 in 1995                                      16,663                32,081
         Inventories                                             22,578                22,434
         Prepaid expenses and other assets                        8,231                 1,054
         Deferred income taxes                                    7,017                 7,383
                                                             ----------            ----------
     Total current assets                                       183,591               181,196
     Deferred income taxes                                        2,669                 4,821
     Equipment and leasehold improvements, net                   10,184                 5,066
     Other assets                                                 1,422                   658
                                                             ----------            ----------
Total assets                                                   $197,866              $191,741
                                                             ----------            ----------

Liabilities and stockholders' equity
     Current liabilities:
         Short-term borrowings                                  $ 1,790               $ 1,952
         Accounts payable                                         4,754                 7,713
         Accrued liabilities                                     17,061                18,663
         Income taxes payable                                       610                 6,019
                                                             ----------            ----------
     Total current liabilities                                   24,215                34,347
     Commitments
     Stockholders' equity:
         Preferred stock, $0.01 par value;
         authorized 1,000,000; none outstanding                      --                    --
         Common stock, $0.01 par value; authorized
         40,000,000; 18,203,000 issued and
         outstanding at December 31, 1996, and
         18,011,000 at December 31, 1995                            182                   180
         Additional paid-in capital                              89,923                87,102
         Deferred stock compensation                             (1,278)                   --
         Retained earnings                                       94,673                70,214
         Net unrealized gains on investments                        138                    96
         Net translation adjustments                               (236)                 (198)
                                                             ----------            ----------
                                                                183,402               157,394
     Less cost of common stock in treasury;
         674,000 at December 31, 1996                             9,751                    --
                                                             ----------            ----------
     Total stockholders' equity                                 173,651               157,394
                                                             ----------            ----------
Total liabilities and stockholders' equity                     $197,866              $191,741
                                                             ----------            ----------

See the accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                           Common Stock  Additional  Deferred              Net Unrealized     Net     Treasury Stock      Total
                         ---------------   Paid-in     Stock      Retained    Gains on   Translation  ---------------  Stockholders'
(in thousands)           Shares   Amount   Capital  Compensation  Earnings   Investments  Adjustments Shares   Amount     Equity

Balance at January 1, 1994   13,630 $136    $28,580   $   --       $10,783      $ --       $  --        --   $    --    $ 39,499
Net income                       --   --         --       --        22,334        --          --        --        --      22,334
Issuance of common stock
in public offering, net
of issuance costs             3,400   34     44,071       --            --        --          --        --        --      44,105
Issuance of common stock
under employee stock plans      411    4      3,427       --            --        --          --        --        --       3,431
Tax benefit of stock
option exercises                 --   --      1,386       --            --        --          --        --        --       1,386
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 17,441  174     77,464       --        33,117        --          --        --        --     110,755
Net income                       --   --         --       --        37,097        --          --        --        --      37,097
Net unrealized gains
on investments                   --   --         --       --            --        96          --        --        --          96
Net translation adjustments      --   --         --       --            --        --        (198)       --        --        (198)
Issuance of common stock
under employee stock plans      570    6      5,749       --            --        --          --        --        --       5,755
Tax benefit of stock
option exercises                 --   --      3,889       --            --        --          --        --        --       3,889
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 18,011  180     87,102       --        70,214        96        (198)       --        --     157,394
Net income                       --   --         --       --        24,459        --          --        --        --      24,459
Deferred compensation related
to grant of restricted stock    100    1      1,424   (1,425)           --        --          --        --        --          --
Amortization of
deferred compensation            --   --         --      147            --        --          --        --        --         147
Net unrealized gains
on investments                   --   --         --       --            --        42          --        --        --          42
Net translation adjustments      --   --         --       --            --        --         (38)       --        --         (38)
Issuance of common stock
under employee stock plans       92    1      1,314       --            --        --          --        --        --       1,315
Purchase of treasury stock       --   --         --       --            --        --          --      (674)   (9,751)     (9,751)
Tax benefit of stock
option exercises                 --   --         83       --            --        --          --        --        --          83
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 18,203 $182    $89,923  $(1,278)      $94,673      $138       $(236)     (674)  $(9,751)   $173,651

See the accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,                                                 1996            1995           1994
(in thousands)
Cash flows from operating activities
Net income                                                              $ 24,459       $ 37,097       $ 22,334
Adjustments to reconcile net income
to net cash provided by operating activities:
     Depreciation                                                          2,887          1,521          1,229
     Amortization                                                          1,208            704            224
     Deferred income taxes                                                 2,518         (1,797)           530
     Changes in current assets and liabilities:
     Accounts receivable                                                  15,418         (9,902)       (13,296)
     Inventories                                                            (144)       (10,343)        (3,093)
     Prepaid expenses and other current assets                            (7,177)          (268)          (454)
     Accounts payable                                                     (2,959)         2,622          2,132
     Accrued liabilities                                                  (1,602)         4,938          3,529
     Income taxes payable                                                 (5,326)         7,578          3,383
                                                                      ----------     ----------     ----------
Cash provided by operating activities                                     29,282         32,150         16,518
                                                                      ----------     ----------     ----------
Cash flows from investing activities
Capital expenditures                                                      (8,010)        (3,494)        (2,492)
Purchases of investments, held-to-maturity                                    --        (69,202)       (51,785)
Purchases of investments, available-for-sale                            (233,171)      (149,945)       (85,724)
Maturities of investments, held-to-maturity                                   --         54,077         10,600
Maturities of investments, available-for-sale                            225,932        128,790         50,925
Other assets                                                              (1,057)          (427)            60
                                                                      ----------     ----------     ----------
Cash used in investing activities                                        (16,306)       (40,201)       (78,416)
                                                                      ----------     ----------     ----------
Cash flows from financing activities
Short-term borrowings                                                       (162)         1,952             --
Sales of common stock, net of issuance costs                               1,315          5,755         47,536
Purchase of treasury stock                                                (9,751)            --             --
                                                                      ----------     ----------     ----------
Cash provided by (used in) financing activities                           (8,598)         7,707         47,536
                                                                      ----------     ----------     ----------
Effect of exchange rate changes                                              (33)          (207)            --
                                                                      ----------     ----------     ----------
Net increase (decrease) in cash and cash equivalents                       4,345           (551)       (14,362)
Cash and cash equivalents at beginning of year                             6,796          7,347         21,709
                                                                      ----------     ----------     ----------
Cash and cash equivalents at end of year                                $ 11,141        $ 6,796        $ 7,347
                                                                      ----------     ----------     ----------
Supplemental cash flow disclosure:
     Cash paid during the year for income taxes                         $ 18,916       $ 15,145        $ 9,266
     Other noncash changes:
     Income tax benefits from employee stock plans                         $  83        $ 3,889        $ 1,386

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the domestic and foreign business operations of the Company for all periods. Intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with minimum yield risks and maturities of less than 90 days from the date of purchase to be cash equivalents.

Investments

The Company invests its excess cash in high-quality debt and equity instruments. Management determines the appropriate classification of the debt securities at the time of purchase as either held-to-maturity or available-for-sale and re-evaluates such designation as of each balance sheet date.

Available-for-sale securities are stated at fair market value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income.

On November 15, 1995, the FASB staff issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with the provisions in that Special Report, the Company chose to reclassify its debt securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $111,352,000 and the unrealized gain on those securities was $96,000, which is included in stockholders' equity.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (three to ten years) of assets. Leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

Revenue Recognition

Revenues are recognized as products are shipped and services rendered.

Warranty

The Company generally warrants its products for a period of up to 12 months from shipment for material and labor to repair the product; accordingly, a provision for the estimated cost of the warranty is recorded upon shipment.

Engineering, Research and Development Expenses

The Company is actively engaged in basic technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement engineering and support programs relating to existing products are conducted within engineering departments. Engineering, research and development costs are charged to operations as incurred.

Foreign Currency Accounting

The U.S. dollar is the functional currency for all foreign operations, excluding Japan. Gains or losses that result from the process of remeasuring foreign currency financial statements into U.S. dollars are immaterial and included in operations.

The Japanese Yen is the functional currency for the Company's Japanese subsidiary. Translation gains or losses related to the Japanese subsidiary are included as a component of stockholders' equity.

Net Income Per Share

Net income per share is computed using the weighted average number of common shares and common stock equivalents using the treasury stock method.

Reclassification

During the year, the Company reclassified certain demonstration equipment from inventory to fixed assets and other assets to more appropriately reflect the use of such equipment. For comparative purposes, amounts in prior years have been reclassified to conform to current-year presentations.


2. Financial Instruments

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents, investments and trade receivables.

The Company places its cash equivalents and investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt and equity instruments and collateralized funds of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.

The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, whenever deemed necessary. The write-off of uncollectable amounts has been insignificant.

Fair Value of Financial Instruments

The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued expenses approximate the fair value due to their short maturities. Investment securities are reported at their estimated fair value based on quoted market prices.

Investments

The following is a summary of the Company's investments:

At December 31, 1996:

                                                               Available-for-Sale
--------------------------------------------------------------------------------------------------
                                          Amortized          Gross           Gross       Estimated
                                            Cost           Unrealized      Unrealized      Fair
(in thousands)                                               Gains           Losses        Value
--------------------------------------------------------------------------------------------------
Municipal bonds                            $ 78,309         $  125         $   (10)      $ 78,424
Preferred stock                              14,600             --              --         14,600
Floating rate notes                          24,914             23              --         24,937
--------------------------------------------------------------------------------------------------
                                           $117,823         $  148          $  (10)      $117,961
--------------------------------------------------------------------------------------------------


At December 31, 1995:

                                                               Available-for-Sale
--------------------------------------------------------------------------------------------------
                                          Amortized       Gross            Gross       Estimated
                                            Cost        Unrealized       Unrealized       Fair
(in thousands)                                               Gains           Losses       Value
--------------------------------------------------------------------------------------------------
Municipal bonds                            $ 55,404         $  115          $  (20)      $ 55,499
Preferred stock                              22,298              1              --         22,299
Floating rate notes                          33,650             --              --         33,650
--------------------------------------------------------------------------------------------------
                                           $111,352         $  116          $  (20)      $111,448
--------------------------------------------------------------------------------------------------

The following is a summary of amortized costs and estimated fair values of debt and preferred stock securities, by contractual maturity:

At December 31, 1996:

                                                         Available-for-Sale
------------------------------------------------------------------------------
                                                       Amortized     Estimated
                                                         Cost           Fair
(in thousands)                                                          Value
------------------------------------------------------------------------------
Amounts maturing within one year                        $ 78,127      $ 78,212
Amounts maturing after one year, within five years        25,096        25,149
Preferred stock                                           14,600        14,600
------------------------------------------------------------------------------
                                                        $117,823      $117,961
------------------------------------------------------------------------------


3. Inventories

The following is a summary of inventories by major category at December 31:

(in thousands)                                              1996                1995
--------------------------------------------------------------------------------------
Raw materials                                              $ 7,671            $ 12,360
Work in process                                              8,766               6,932
Finished goods                                               6,141               3,142
--------------------------------------------------------------------------------------
                                                          $ 22,578            $ 22,434
--------------------------------------------------------------------------------------


4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements by major categories at December 31:

(in thousands)                                               1996                1995
--------------------------------------------------------------------------------------
Equipment                                                 $ 15,989            $ 13,803
Leasehold improvements                                       6,091               3,206
Office furniture and equipment                               3,871               1,158
--------------------------------------------------------------------------------------
                                                            25,951              18,167
--------------------------------------------------------------------------------------
Accumulated depreciation and amortization                  (15,767)            (13,101)
--------------------------------------------------------------------------------------
                                                          $ 10,184             $ 5,066
--------------------------------------------------------------------------------------


5. Accrued Liabilities

The following is a summary of accrued liabilities at December 31:

(in thousands)                                               1996                1995
--------------------------------------------------------------------------------------
Salaries and benefits                                      $ 5,546             $ 9,131
Warranty reserves                                            6,078               4,980
Deferred revenue                                             2,363               1,121
Other                                                        3,074               3,431
--------------------------------------------------------------------------------------
                                                          $ 17,061            $ 18,663
--------------------------------------------------------------------------------------

6. Short-term Borrowings

The Company's Japanese subsidiary has credit facilities with a total borrowing capacity of approximately $5,250,000 (denominated in Yen) with Japanese banks. One of the facilities is guaranteed by a $1,000,000 standby letter of credit issued by the Company. As of December 31, 1996, the aggregate amount outstanding was $1,790,000, denominated in Yen, renewable quarterly at the current bank interest rate plus .25% per annum (1.625% at December 31, 1996).


7. Stockholders' Equity

Preferred Stock

The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of 1,000,000 shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefore, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption fund provisions, conversion rights and voting rights, all without the approval of the holders of common stock.

Stock Repurchase Program

On March 14, 1996, the Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock on the open market. During the year, the Company repurchased 674,000 shares of its common stock at a cost of $9,751,000.

Stock Option Plan

Under the Company's 1993 Long Term Stock Incentive Plan, as amended, 3,000,000 shares have been reserved for issuance to eligible employees and to provide for certain automatic grants of stock options to non-employee directors. Options under this plan are granted at fair market value, expire ten years from the date of grant, and generally vest in quarterly installments, commencing one year from the date of grant.

The following table summarizes option activity and related information:

Years Ended December 31,                           1996                      1995                     1994
---------------------------------------------------------------------------------------------------------------------
                                           Options      Weighted     Options     Weighted       Options      Weighted
                                                        Average                  Average                      Average
(in thousands except per                               Exercise                 Exercise                     Exercise
share amounts)                                           Price                    Price                       Price
---------------------------------------------------------------------------------------------------------------------
Outstanding--beginning of year              1,210       $19.53        1,099       $11.15        1,159        $ 8.29
Granted                                     1,548        13.99          623        26.18          325         17.66
Exercised                                     (38)       11.09         (502)        9.56         (355)         8.00
Canceled                                   (1,010)       22.60          (10)       14.23          (30)         8.43
                                           ------                     -----                     -----
Outstanding--end of year                    1,710       $13.69        1,210       $19.53        1,099        $11.15
---------------------------------------------------------------------------------------------------------------------

The following table summarizes information about outstanding options at December 31, 1996:

                                           Options Outstanding                                    Options Exercisable
-------------------------------------------------------------------------------------------------------------------------
(in thousands except             Outstanding            Weighted              Weighted       Exercisable       Weighted
per share amounts)                                   Average Remaining        Average                           Average
Range of Exercise Prices                           Contractual Life       Exercise Price                   Exercise Price
-------------------------------------------------------------------------------------------------------------------------
$ 8.00-$10.38                         273                 6.50                $ 8.01             273           $  8.01
$12.25-$18.00                       1,332                 8.58                $14.13             208            $14.24
$18.63-$31.50                         105                 3.94                $23.05              63            $23.16
                                    -----                                                        ---
                                    1,710                                                        544
-------------------------------------------------------------------------------------------------------------------------

In addition, the Company issued 100,000 shares of restricted stock under the 1993 Long Term Stock Incentive Plan. The Company has recorded a deferred compensation charge equal to the fair value of the restricted stock at the time of issuance of $1,425,000. The deferred compensation charge will be amortized over the five-year vesting period.

On July 1, 1996, the Company repriced 932,370 employee stock options to $14.25, the closing value at June 28, 1996.

Employee Stock Purchase Plan

The Company's 1993 Employee Stock Purchase Plan (ESPP) provides that eligible employees may purchase stock at 85% of its fair value on specified dates through payroll deductions. Under the Plan, the Company sold 55,102 shares, 67,706 shares and 56,198 shares to employees in 1996, 1995 and 1994, respectively.

Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS No. 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by FAS No. 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected volatility of the Company's stock price. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

The fair value of the Company's stock-based awards to employees was estimated using the following assumptions:

                                                                  Options                      ESPP
                                                            1996       1995              1996       1995
--------------------------------------------------------------------------------------------------------
Expected dividend yield                                       0.0        0.0              0.0        0.0
Expected stock price volatility                              0.49       0.49             0.49       0.49
Risk-free interest rate                                      5.84       6.66             5.63       6.22
Expected life (years)                                         4.0        4.0              0.5        0.5
--------------------------------------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:

(in thousands except per share amounts)                            1996                      1995
--------------------------------------------------------------------------------------------------
Net income--as reported                                         $ 24,459                  $ 37,097
Net income--pro forma                                             20,655                    35,278
Earnings per share--as reported                                     1.36                      2.05
Earnings per share--pro forma                                       1.16                      1.96
--------------------------------------------------------------------------------------------------

For pro forma purposes in accordance with FAS No. 123, the repricing of employee stock options during 1996 is treated as a modification of the stock-based award, with the original options being repurchased and new options granted. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. FAS No. 123 is effective for stock-based awards granted by the Company commencing January 1, 1995. All stock-based awards granted before January 1, 1995, have not been valued and no pro forma compensation expense has been recognized. However, any option granted before January 1, 1995 that was repriced in 1996 is treated as a new grant within 1996 and valued accordingly. In addition, because compensation expense is recognized over the vesting period of the option, which is typically three years, and pro forma disclosure is only required commencing with 1995, the initial impact on pro forma income may not be representative of pro forma compensation expense in future years.

The weighted average fair value of options and stock purchase rights granted during 1996 was $5.67 and $5.14, respectively.

Incentive Plans

The Company has adopted an Employee Incentive Plan and a Savings Plan covering substantially all of its United States-resident employees. The Board of Directors determines annually a formula for setting aside amounts into a profit sharing pool based upon performance targets. The amounts set aside are applied to fund the matching Company contribution feature of the Savings Plan and to pay current bonuses to employees. The charge to income for these plans during 1996, 1995 and 1994 was $1,249,000, $5,930,000 and $3,853,000, respectively.

8. Income Taxes

Significant components of the provision for income taxes are as follows:

Years Ended December 31,                                          1996           1995          1994
-----------------------------------------------------------------------------------------------------
(in thousands)
Federal:
Current                                                         $ 5,012       $ 18,000        $ 8,796
Deferred                                                          1,602         (2,678)         1,513
-----------------------------------------------------------------------------------------------------
                                                                  6,614         15,322         10,309
State:
Current                                                             227          3,064          2,261
Deferred                                                            916            881           (983)
-----------------------------------------------------------------------------------------------------
                                                                  1,143          3,945          1,278
Foreign current                                                   1,485          1,150          1,455
-----------------------------------------------------------------------------------------------------
Total provision for income taxes                                $ 9,242       $ 20,417       $ 13,042
-----------------------------------------------------------------------------------------------------

The tax benefits associated with exercises of nonqualified stock options and disqualifying dispositions of stock acquired through the employee stock purchase plan reduce taxes currently payable for 1996, 1995 and 1994, as shown above by $83,000, $3,889,000 and $1,386,000, respectively. Such benefits are credited to additional paid-in capital when realized.

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

Years Ended December 31,                                      1996                    1995                  1994
---------------------------------------------------------------------------------------------------------------------
(in thousands)                                          Amount  Percent         Amount   Percent       Amount Percent
---------------------------------------------------------------------------------------------------------------------
Tax computed at U.S. statutory rate                   $ 11,795   35.0%        $ 20,130     35.0%     $ 12,382    35.0%
State income taxes (net of federal benefit)                743    2.2            2,565      4.5         1,772     5.0
Tax exempt investment income                            (1,532)  (4.6)          (1,250)    (2.2)         (472)   (1.3)
Impact of law changes (net of federal benefit)             --    --                 --       --          (941)   (2.7)
R&D credit                                              (1,564)  (4.6)             (55)    (0.1)          (17)   --
Tax exempt foreign sales corporation                      (622)  (1.9)          (1,095)    (1.9)         (597)   (1.7)
Other, net                                                 422    1.3              122      0.2           915     2.6
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes                             $ 9,242   27.4%        $ 20,417     35.5%     $ 13,042    36.9%
---------------------------------------------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the deferred tax accounts at December 31:

(in thousands)                                                   1996                       1995
--------------------------------------------------------------------------------------------------
Warranty reserves                                               $ 2,244                    $ 1,841
Inventories                                                       1,809                      1,673
Intangible assets                                                 1,864                      4,140
Depreciable assets                                                  797                        666
Deferred revenue                                                    904                        436
Other, including nondeductible accruals                           2,068                      3,448
--------------------------------------------------------------------------------------------------
Total deferred tax assets                                       $ 9,686                   $ 12,204
--------------------------------------------------------------------------------------------------


Management has concluded that no valuation allowance is required based on its assessment that current levels of taxable income will be sufficient to realize the benefit of the deferred tax asset.


9. Industry and Geographic Information

The Company operates in one industry segment: the manufacture, sale and servicing of wafer probers for use in the manufacture of semiconductor devices. The Company's principal markets are the North American-, European- and Asian-based semiconductor manufacturing companies.

In 1996 and 1994, one customer comprised 13% of net sales. In 1994, a second customer comprised 12% of net sales. No other customer exceeded 10% of net sales in 1996 and 1994. No single customer accounted for more than 10% of net sales in 1995.

International sales represented 45%, 45% and 47% of the Company's net sales in 1996, 1995 and 1994, respectively. These sales represent the combined total of export sales made by United States operations and all sales made by foreign operations.

Export sales made by United States operations were 19% of net sales in 1996 (18% to Asia, 1% to other), 22% of net sales in 1995 (21% to Asia, 1% to other) and 24% of net sales in 1994 (21% to Asia, 3% to other).

The following is a summary of the Company's geographic operations:

                                                  United         Asia        Europe     Adjustment       Consolidated
                                                  States                                    and
(in thousands)                                                                          Eliminations
---------------------------------------------------------------------------------------------------------------------
1996
Sales to unaffiliated customers                 $   112,216  $    7,844   $   31,890    $        --       $   151,950
Transfer between geographic locations                27,057          87           --        (27,144)               --
                                                ---------------------------------------------------------------------
Total net sales                                 $   139,273  $    7,931   $   31,890   $    (27,144)      $   151,950
Operating income (loss)                         $    28,402  $   (4,582)  $    4,827   $        207       $    28,854
Identifiable assets                             $   187,135  $    2,741   $    8,597   $       (607)      $   197,866
---------------------------------------------------------------------------------------------------------------------
1995
Sales to unaffiliated customers                 $   131,351  $    9,509   $   28,380   $         --       $   169,240
Transfer between geographic locations                25,287          95           --        (25,382)               --
                                                ---------------------------------------------------------------------
Total net sales                                 $   156,638  $    9,604   $   28,380    $   (25,382)      $   169,240
Operating income (loss)                         $    52,205  $   (2,877)  $    4,185    $      (210)      $    53,303
Identifiable assets                             $   175,967  $    3,969   $   12,619    $      (814)      $   191,741
---------------------------------------------------------------------------------------------------------------------
1994
Sales to unaffiliated customers                 $    86,878  $    4,203   $   21,238    $        --       $   112,319
Transfer between geographic locations                16,435          16           --        (16,451)               --
                                                ---------------------------------------------------------------------
Total net sales                                 $   103,313  $    4,219   $   21,238    $   (16,451)      $   112,319
Operating income (loss)                         $    31,587  $   (2,483)  $    3,661    $      (265)      $    32,500
Identifiable assets                             $   120,048  $    3,647   $    8,810    $      (604)      $   131,901
---------------------------------------------------------------------------------------------------------------------

Sales between geographic areas are accounted for at prices that the Company believes are at-arm's-length prices.


10. Commitments

The Company leases its facilities and certain equipment under noncancelable operating leases. As of December 31, 1996, the minimum annual rental commitments are as follows:

(in thousands)
-----------------------------------------------------------------------
1997                                                             $2,623
1998                                                              2,228
1999                                                              1,846
2000                                                              1,020
2001                                                                558
Thereafter                                                          418
-----------------------------------------------------------------------
                                                                 $8,693
-----------------------------------------------------------------------

Rent expense was approximately $2,616,000, $2,021,000 and $1,690,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


11.   Subsequent Events

In March 1997, the Company entered into an agreement to lease land with an investment value of $12 million, which, if consummated, will result in an increase in future operating lease commitments.

In March 1997, the Company entered into an agreement, whereby, if consummated, the Company will purchase Knights Technology for approximately $30 million in common stock and cash. The acquisition will be accounted for by the purchase method.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Electroglas, Inc.

We have audited the accompanying consolidated balance sheets of Electroglas, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electroglas, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP

San Jose, California
January 21, 1997, except for Note 11,
as to which the date is March 12, 1997


Corporate Directory


Board of Directors                      Conor P. O'Mahony
Class III                               VP of Global Customer Operations
Neil R. Bonke
Chairman                                Joseph A. Savarese
ELECTROGLAS, INC.                       VP of Business Development

Class III                               Phillip M. Truckle
Curtis S. Wozniak                       VP of Marketing
CEO
ELECTROGLAS, INC.                       Daniel D. Welton
                                        VP of Manufacturing
Class II
Robert J. Frankenberg                   Joe M. Reid, Jr.
Chairman and CEO (retired)              Director of Quality
NOVELL, INC.
                                        Corporate Office
Class II                                Electroglas, Inc.
Roger D. Emerick                        2901 Coronado Drive
Chairman and CEO                        Santa Clara, California
LAM RESEARCH CORP.                      (408) 727-6500

Class I
Joseph F. Dox                           United States Offices
President and COO (retired)             Arizona
NOVELLUS SYSTEMS, INC.                  California
                                        New Hampshire
Corporate Management                    Texas
Neil R. Bonke
Chairman
                                        International Sales Offices
Curtis S. Wozniak                       France
CEO                                     Germany
                                        Hong Kong
Armand J. Stegall                       Japan
VP of Finance, CFO,                     Korea
Treasurer and Secretary                 People's Republic of China
                                        Singapore
Timothy J. Boyle                        Taiwan
VP of Engineering                       United Kingdom




                           Stockholders' Information

                             General Legal Counsel


                            Morrison & Foerster LLP
                             Palo Alto, California


                              Independent Auditors
                               Ernst & Young LLP
                              San Jose, California




        As of December 31, 1996, the Company had approximately 14,500 stockholders of record and holders in streetname. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EGLS."


                          Registrar and Transfer Agent
                              Boston EquiServe LP
                             Boston, Massachusetts

                          Fiscal Year 1996                Fiscal Year 1995
                        ----------------------          ----------------------
                         High            Low             High            Low
                        ------          ------          ------          ------
1st Quarter             25 3/4          14 3/8          24 3/8          13 5/8
2nd Quarter             22 1/2          13 3/4          29 7/8          19 3/4
3rd Quarter             15 1/4          12              40 1/4          27 3/8
4th Quarter             19 5/8          12 5/8          37              19 3/4


        The preceding table sets forth the high and low sale prices as reported on the Nasdaq National Market during the last two years.

        The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future income for use in the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

        Additional copies of this report, as well as of SEC Form 10-K, for the year ended December 31, 1996, may be obtained from the Company without charge by writing to:

Electroglas, Inc.
Attn: Investor Relations
3045 Stender Way
Santa Clara, California 95054

        The Electroglas logo and SORTnet are registered trademarks and Horizon 4090 is a trademark of Electroglas, Inc. Windows NT is a registered trademark of Microsoft Corporation.