Form 10-K, Exhibit 13
period 1997-12-31
ELECTROGLAS INC
filed 1998-03-30
CIK 902281

                                                                    EXHIBIT 13.1


selected consolidated financial data

(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED DECEMBER 31,                         1997          1996         1995         1994        1993
============================================================================================================
Net sales                                     $ 150,035     $ 151,950    $ 169,240    $ 112,319    $  79,411
                                              --------------------------------------------------------------
Gross profit                                     63,626        72,284       92,634       61,921       40,331
Engineering, research and development            21,897        18,672       13,560       10,149        8,763
Selling, general and administrative              32,532        24,758       25,771       19,272       14,956
In-process research and development              27,029          --           --           --           --
                                              --------------------------------------------------------------
Operating income (loss)                         (17,832)       28,854       53,303       32,500       16,612
Interest and other income, net                    4,844         4,847        4,211        2,876          453
                                              --------------------------------------------------------------
Income (loss) before income taxes               (12,988)       33,701       57,514       35,376       17,065
Provision for income taxes(1)                     2,949         9,242       20,417       13,042        2,405
Net income (loss)(1)                          $ (15,937)    $  24,459    $  37,097    $  22,334    $  14,660
                                              --------------------------------------------------------------
Basic net income (loss) per share(1)          $   (0.86)    $    1.38    $    2.09    $    1.34
Diluted net income (loss) per share(1)        $   (0.86)    $    1.36    $    2.05    $    1.31
                                              --------------------------------------------------------------
Pro forma basic net income per share (1)(2)                                                        $    1.08
Pro forma diluted net income per share(1)(2)                                                       $    1.07
                                              --------------------------------------------------------------
Working capital                               $ 172,423     $ 159,376    $ 146,849    $  96,482    $  28,991
Total assets                                    230,133       197,866      191,741      131,901       52,987
Short-term borrowings                             1,160         1,790        1,952         --           --
Total equity                                    199,734       173,651      157,394      110,755       39,499
                                              --------------------------------------------------------------


  UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

                                         FIRST           SECOND           THIRD           FOURTH
 (IN THOUSANDS, EXCEPT PER SHARE DATA)  QUARTER         QUARTER          QUARTER         QUARTER
=================================================================================================

1997:
Net sales                              $ 25,551        $ 36,075         $ 44,263        $ 44,146
Gross profit                              9,884          15,864           19,707          18,171
Net income (loss)(4)                         26         (20,715)           5,687            (935)
Basic income (loss) per share              0.00           (1.14)            0.30           (0.05)
Diluted income (loss) per share            0.00           (1.14)            0.29           (0.05)

1996:
Net sales                              $ 51,835        $ 48,869         $ 31,467        $ 19,779
Gross profit                             27,990          24,966           14,453           4,875
Net income(3)                            11,224           8,953            4,223              59
Basic income per share                     0.62            0.50             0.24            0.00
Diluted income per share                   0.62            0.50             0.24            0.00

(1) Net income for the year ended December 31, 1994 includes a $941,000 credit for the favorable impact of new California tax legislation. Net income and diluted net income per share for the year ended December 31, 1994 without the $941,000 credit were $21,393,000 and $1.26, respectively. Net income for the year ended December 31, 1993 includes a $4,364,000 credit for elimination of the valuation allowance on deferred taxes. Net income and pro forma diluted net income per share for the year ended December 31, 1993 without the $4,364,000 credit were $10,296,000 and $0.75, respectively.

(2) Pro forma basic and diluted net income per share assumes 13,600,000 shares outstanding through July 1, 1993 (the date of the closing of the Initial Public Offering ("IPO")).

(3) Net income for the fourth quarter of 1996 includes a pretax adjustment made by management to reduce employee incentive compensation by $2,300,000 in light of the decreased operating results for 1996.

(4) Net income for the second and fourth quarters of 1997 include pretax in-process research and development charges of $23,500,000 and $3,529,000 resulting from the acquisitions of Knights Technology, Inc. and Techne Systems, Inc., respectively. In addition, the Company incurred a $1,600,000 pretax charge in the fourth quarter of 1997 for environmental remediation costs.

management's discussion and analysis of
                  financial condition and results of operations

The statements contained in this annual report which are not purely historical are forward-looking statements under the heading "Management's Discussion and Analysis of Financial Condition and Result of Operations," including statements regarding the Company's expectations, hopes or intentions regarding the future. Forward-looking statements include, but are not limited to, statements about gross profits, the Company's environmental remediation efforts, estimated investment in research and development to complete in-process research and development, the impact of Year 2000 issues, current levels of taxable income, liquidity, anticipated cash needs and availability. All forward-looking statements included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and Electroglas assumes no obligation to update any forward-looking statement. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. You should consult the risk factors listed from time to time in the Company's reports on SEC forms 10-K, 10-Q, as well as those disclosed on the financial highlights page of this annual report and in this discussion and analysis under "Factors That May Affect Results and Financial Condition."

The components of the Company's statements of operations, expressed as a percentage of net sales, are as follows:

YEAR ENDED DECEMBER 31,                            1997            1996           1995
=======================================================================================
Net sales                                         100.0%          100.0%         100.0%
Cost of sales                                      57.6%           52.4%          45.3%
                                                  -------------------------------------
Gross profit                                       42.4%           47.6%          54.7%
Operating expenses:
    Engineering, research and development          14.6%           12.3%           8.0%
    Selling, general and administrative            21.7%           16.3%          15.2%
    In-process research and development            18.0%              --             --
                                                  -------------------------------------
Total operating expenses                           54.3%           28.6%          23.2%
                                                  -------------------------------------
Operating income (loss)                           (11.9)%          19.0%          31.5%
Interest income                                     3.5%            3.1%           2.3%
Other income (expense), net                        (0.3)%           0.1%           0.2%
                                                  -------------------------------------
Income (loss) before income taxes                  (8.7)%          22.2%          34.0%
Provision for income taxes                          1.9%            6.1%          12.1%
                                                  -------------------------------------
Net income (loss)                                 (10.6)%          16.1%          21.9%
                                                  -------------------------------------

RESULTS OF OPERATIONS

Years ended December 31, 1997, 1996 and 1995

Net Sales. Net sales were $150.0 million in 1997, as compared to $152.0 million in 1996. Excluding Knights software sales, prober sales decreased 3.9% in 1997 due to lower system unit sales resulting from the downturn of the capital equipment industry, which negatively impacted the Company's sales from the third quarter of 1996 through the second quarter of 1997.

    Net sales decreased to $152.0 million in 1996, as compared to $169.2 million in 1995 principally due to lower system unit sales. The decrease reflected the slowdown in the capital equipment industry during the latter half of 1996.

    Net sales were comprised of the Horizon 4000 series (71.4%, 58.0% and 59.5%, for 1997, 1996, and 1995, respectively), the 2000 series
(10.7%, 26.5%, and 27.3%, for 1997, 1996 and 1995, respectively) and aftermarket sales, consisting primarily of service, spare parts and upgrades (15.2%, 15.5% and 13.2% for 1997, 1996 and 1995, respectively). Knights software sales added 2.7% to 1997 net sales since the acquisition in May 1997.

    International sales represented 43%, 45% and 45% of net sales for the years 1997, 1996 and 1995, respectively. The Company's international sales will continue to account for a significant portion of net sales in 1998. However, current Asian economic conditions may have a significant adverse impact on international revenues in 1998.

Gross Profit. Gross profit was 42.4%, 47.6% and 54.7% in 1997, 1996 and 1995, respectively. The absolute dollar decrease in gross profit in 1997 as compared to 1996, was primarily attributable to a change in sales mix from higher margin, more mature products to the Horizon 4090, which has lower margins due to higher material costs. Lower warranty costs in 1997 partially offset the negative impact of the change in sales mix.

    The absolute dollar decrease in gross profit in 1996 as compared to 1995 was primarily attributable to the decline in system unit sales. The associated decline in production volume resulted in underutilization of manufacturing capacity causing a decrease in gross profit as a percentage of net sales. In addition, higher material costs as a percentage of sales, and increased warranty costs contributed to the decrease in gross profit.

    The Company believes that its gross profit will continue to be affected by a number of factors, including competitive pressures, changes in demand for semiconductors, changes in product mix, level of software sales, and excess manufacturing capacity costs.

Engineering, Research and Development. Engineering, research and development expenses were $21.9 million, $18.7 million and $13.6 million in 1997, 1996 and 1995, respectively. Engineering, research and development expenses consist primarily of salaries, project materials and other costs associated with the Company's ongoing efforts in hardware and software product development and enhancement. The increase in engineering, research and development in 1997 was due primarily to the addition of Knights expenses of $2.5 million that included expenditures associated with the development of yield management software. The increase in engineering, research and development expenses in 1996 compared to 1995 reflected the Company's investment in additional personnel to strengthen its technology position in the industry by developing new products, and improving existing products.

Selling, General and Administrative. Selling, general and administrative expenses were $32.5 million, $24.8 million and $25.8 million in 1997, 1996 and 1995, respectively. The addition of Knights operations and intangible amortization related to the Knights acquisition contributed $3.1 million of selling, general and administration expenses in 1997. In addition, the Company accrued $1.6 million for environmental remediation costs in 1997. The Company is voluntarily performing clean up activities on its leased property in Santa Clara, California in cooperation with the California Regional Water Quality Board. The accrual is the Company's best estimate of its obligation. It is possible that the Company's recorded estimate may change in the near term. The remaining increase in 1997 was due to additional marketing support and higher worldwide sales expenses.

    In 1996, the Company increased its sales, marketing and administrative workforce from 1995 levels to strengthen its global customer support operations. The increase in expenses compared to 1995 was more than offset by a decrease in employee incentive compensation due to lower operating results for 1996 and by management's decision to further reduce this amount by $2.3 million in the fourth quarter of 1996 in light of the decreased operating results.

Interest Income. Interest income was $5.2 million, $4.8 million and $3.9 million in 1997, 1996 and 1995, respectively. The increase in interest income in each year was principally the result of increasing average cash balances.

In-Process Research and Development. The charge for in-process research and development of $27.0 million in 1997 was attributable to the Company's acquisitions of Knights Technology, Inc., and Techne Systems, Inc. See Note 2 under "Notes to Consolidated Financial Statements." The Company estimates that a total investment of $3.8 million in research and development over the next year will be required to complete in-process research and development.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Income Taxes. Income taxes as a percentage of income before taxes exclusive of the 1997 non-deductible in-process research and development expenses were 21.0%, 27.4% and 35.5% in 1997, 1996 and 1995, respectively. The decrease in the effective tax rate in 1997 and 1996 compared to 1995 was primarily due to the impact of tax exempt investment income and increased tax benefits received from research and development expenditures on lower pretax income. In 1997, management concluded that a valuation allowance of approximately $1.3 million is required for acquired net operating losses that are significantly limited due to change of ownership rules and foreign tax credit carryforwards.

FACTORS THAT MAY AFFECT RESULTS AND FINANCIAL CONDITION.

The Company's future operating results may be affected by inherent uncertainties that exist in the worldwide semiconductor equipment industry. Such uncertainties include, but are not limited to, unexpected additional environmental remediation expenses in the event the current remediation efforts need to be expanded or ongoing investigation reveals additional contamination, timely availability and acceptance of new hardware and software products, capital expenditures of semiconductor manufacturers, changes in demand for semiconductor products, competitive pricing pressures, product volume and mix, development of new products, enhancement of existing products, global economic conditions, availability of needed components, availability of skilled employees, timing of orders received, fluctuations in foreign exchange rates, financial instability in Asian markets, introduction of competitors' products having technological and/or pricing advantages, and the integration of the businesses of Knights and Techne into the Company. In addition, the Company has experienced, and may in the future experience, significant fluctuations in its quarterly financial results. Accordingly, recent historical operating results should only be one source of information when evaluating the future financial performance of the Company.

    The Company has determined that it will need to modify, upgrade, or replace significant portions of its software so that its computer systems will function properly in the year 2000 and beyond. The Company has begun discussions with its significant suppliers, large customers and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. The Company is in the process of assessing the extent to which its operations are vulnerable should those organizations fail to remediate properly their computer systems.

    The Company's comprehensive Year 2000 initiative is being managed by a team of internal staff and outside consultants. The team's activities are designed to ensure that there is no material adverse effect on the Company's core business operations and that transactions with customers, suppliers, and financial institutions are fully supported. The Company is well under way with these efforts and they are scheduled to be completed in early 1999. While the Company believes its planning efforts are adequate to address its internal Year 2000 concerns, there is no guarantee that the systems of other companies, including suppliers and customers on which the Company's systems, operations and sales rely, will be converted on a timely basis and failures to effect such conversion could have a material effect on the Company. The cost of the Year 2000 initiatives is currently not expected to be material to the Company's results of operations or financial position. There can be no assurance that the Year 2000 issues will be successfully resolved, that the failure to, or cost of, resolving Year 2000 issues will not significantly impact the Company's results of operations or financial position.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, cash equivalents, and short-term investments were $125.0 million at December 31, 1997, a decrease of $4.1 million from December 31, 1996. Cash generated from operations was $6.4 million, which resulted from the net loss of $15.9 million adjusted for non-cash items of $37.1 million, primarily the write-off of in-process research and development related to the Knights and Techne acquisitions and an increase in net current assets of $14.7 million. Accounts receivable increased by $18.0 million as a result of higher sales volume in the latter half of 1997 compared to the same period in 1996. The changes in accounts receivable, inventories, other current assets, accrued liabilities, and accounts payable exclude the impact of the Knights and Techne acquisitions.

    Cash provided by investing activities was $1.0 million due primarily to net sales and maturities of investments of $12.4 million, offset partially by capital expenditures of $10.7 million for engineering design and test equipment, manufacturing leasehold improvements, and enhancement of the Company's information technology infrastructure. In addition, the Company used $0.5 million of cash, net of cash acquired in the Knights and Techne acquisitions.

    Cash provided by financing activities was $1.6 million. This was attributed to the sale of common stock of $6.3 million under employee stock plans partially offset by the repayment of $1.3 million and $0.7 million for bank loans assumed by the Company from the Knights and Techne acquisitions, the repurchase of 126,000 shares of the Company's common stock at a cost of $2.0 million and the payment of short-term borrowings of $0.6 million by the Company's Japanese subsidiary.

    At December 31, 1997, the Company's Japanese subsidiary had lines of credit with Japanese banks with a total borrowing capacity of approximately $4.6 million (denominated in Yen). Amounts outstanding under these facilities at December 31, 1997 were $1.2 million. These facilities enable the Company's Japanese subsidiary to finance its working capital requirements locally.

    In March 1997, the Company entered into an agreement to lease land for a five-year term with an investment value of $12.0 million. Based on current interest rates, the annual lease payments are approximately $0.7 million.

    In January 1998, the Company repurchased 200,000 shares of its common stock at a cost of $3.3 million.

    Historically, the Company has generated cash in an amount sufficient to fund its operations. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned operations including capital expenditures for the foreseeable future.

consolidated statements of operations


(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED DECEMBER 31,                          1997              1996             1995
===========================================================================================
Net sales                                      $ 150,035         $ 151,950        $ 169,240
Cost of sales                                     86,409            79,666           76,606
                                               --------------------------------------------
Gross profit                                      63,626            72,284           92,634
                                               --------------------------------------------
Operating expenses:
    Engineering, research and development         21,897            18,672           13,560
    Selling, general and administrative           32,532            24,758           25,771
    In-process research and development           27,029              --               --
                                               --------------------------------------------
Total operating expenses                          81,458            43,430           39,331
                                               --------------------------------------------
Operating income (loss)                          (17,832)           28,854           53,303
Interest income                                    5,207             4,771            3,858
Other income (expense), net                         (363)               76              353
                                               --------------------------------------------
Income (loss) before income taxes                (12,988)           33,701           57,514
Provision for income taxes                         2,949             9,242           20,417
                                               --------------------------------------------
Net income (loss)                              $ (15,937)        $  24,459        $  37,097
                                               --------------------------------------------
Basic net income (loss) per share              $   (0.86)        $    1.38        $    2.09
                                               --------------------------------------------
Diluted net income (loss) per share            $   (0.86)        $    1.36        $    2.05
                                               --------------------------------------------
Shares used in basic calculations                 18,460            17,779           17,776
                                               --------------------------------------------
Shares used in diluted calculations               18,460            17,967           18,075
                                               --------------------------------------------

See the accompanying notes to consolidated financial statements.

consolidated balance sheets


(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
DECEMBER 31,                                                      1997              1996
===========================================================================================
  ASSETS

  Current assets:
      Cash and cash equivalents                                 $  20,259         $  11,141
      Short-term investments                                      104,719           117,961
      Accounts receivable, net of allowance for doubtful
        accounts of $465 in 1997 and $205 in 1996                  35,852            16,663
      Inventories                                                  26,032            22,578
      Prepaid expenses and other assets                             4,577             8,231
      Deferred income taxes                                         7,613             7,017
                                                                ---------------------------
        Total current assets                                      199,052           183,591
  Deferred income taxes                                             1,214             2,669
  Equipment and leasehold improvements, net                        16,392            10,184
  Intangible assets, net of accumulated amortization
      of $1,639 in 1997 and $230 in 1996                           12,525               208
  Other assets                                                        950             1,214
                                                                ---------------------------
  Total assets                                                  $ 230,133         $ 197,866
                                                                ---------------------------

  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
      Short-term borrowings                                     $   1,160         $   1,790
      Accounts payable                                              7,424             4,754
      Accrued liabilities                                          18,045            17,061
      Income taxes payable                                           --                 610
                                                                ---------------------------
        Total current liabilities                                  26,629            24,215
  Deferred income taxes                                             3,770              --
  Commitments (Note II)
      Stockholders' equity:
      Preferred stock, $0.01 par value;
        authorized 1,000,000; none outstanding                       --                --
      Common stock, $0.01 par value;
        authorized 40,000,000; 20,543,000 issued
        and outstanding at December 31, 1997, and
        18,203,000 at December 31, 1996                               205               182
      Additional paid-in capital                                  133,600            89,923
      Deferred stock compensation                                    (983)           (1,278)
      Retained earnings                                            78,736            94,673
      Net unrealized gains on investments                              69               138
      Net translation adjustments                                    (101)             (236)
                                                                ---------------------------
                                                                  211,526           183,402
  Less cost of common stock in treasury;
      800,000 at December 31, 1997 and 674,000
      at December 31, 1996                                         11,792             9,751
                                                                ---------------------------
      Total stockholders' equity                                  199,734           173,651
                                                                ---------------------------
  Total liabilities and stockholders' equity                    $ 230,133         $ 197,866
                                                                ===========================

See the accompanying notes to consolidated financial statements.

consolidated statements of stockholders' equity


                                                  COMMON STOCK          ADDITIONAL        DEFERRED                    NET UNREALIZED
                                                                           PAID-IN           STOCK       RETAINED     GAINS (LOSSES)
(IN THOUSANDS)                                SHARES         AMOUNT        CAPITAL    COMPENSATION       EARNINGS     ON INVESTMENTS
====================================================================================================================================
Balance at January 1, 1995                    17,441      $     174      $  77,464      $    --         $  33,117       $    --

Net income                                      --             --             --             --            37,097            --
Net unrealized gains on investments             --             --             --             --              --                96
Net translation adjustments                     --             --             --             --              --              --
Issuance of common stock under
 employee stock plans                            570              6          5,749           --              --              --
Tax benefit of stock option exercises           --             --            3,889           --              --              --
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1995                  18,011            180         87,102           --            70,214              96
Net income                                      --             --             --             --            24,459            --
Deferred compensation related to grant
 of restricted stock                             100              1          1,424         (1,425)           --              --
Amortization of deferred compensation           --             --             --              147            --              --
Net unrealized gains on investments             --             --             --             --              --                42
Net translation adjustments                     --             --             --             --              --              --
Issuance of common stock under
 employee stock plans                             92              1          1,314           --              --              --
Purchase of treasury stock                      --             --             --             --              --              --
Tax benefit of stock option exercises           --             --               83           --              --              --
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1996                  18,203            182         89,923         (1,278)         94,673             138
Net loss                                        --             --             --             --           (15,937)           --
Amortization of deferred compensation           --             --             --              295            --              --
Net unrealized losses on investments            --             --             --             --              --               (69)
Net translation adjustments                     --             --             --             --              --              --
Issuance of common stock under
 employee stock plans                            588              6          6,286           --              --              --
Purchase of treasury stock                      --             --             --             --              --              --
Tax benefit of stock option exercises           --             --            3,337           --              --              --
Common stock issued for businesses acquired    1,752             17         34,054           --              --              --
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1997                  20,543      $     205      $ 133,600      $    (983)      $  78,736       $      69
                                              --------------------------------------------------------------------------------------


                                                      NET           TREASURY STOCK                 TOTAL
                                              TRANSLATION                                  STOCKHOLDERS'
(IN THOUSANDS)                                ADJUSTMENTS        SHARES         AMOUNT            EQUITY
========================================================================================================
Balance at January 1, 1995                     $    --              --         $    --         $ 110,755

Net income                                          --              --              --            37,097
Net unrealized gains on investments                 --              --              --                96
Net translation adjustments                         (198)           --              --              (198)
Issuance of common stock under
 employee stock plans                               --              --              --             5,755
Tax benefit of stock option exercises               --              --              --             3,889
                                              ----------------------------------------------------------
Balance at December 31, 1995                        (198)           --              --           157,394
Net income                                          --              --              --            24,459
Deferred compensation related to grant
 of restricted stock                                --              --              --              --
Amortization of deferred compensation               --              --              --               147
Net unrealized gains on investments                 --              --              --                42
Net translation adjustments                          (38)           --              --               (38)
Issuance of common stock under
 employee stock plans                               --              --              --             1,315
Purchase of treasury stock                          --              (674)         (9,751)         (9,751)
Tax benefit of stock option exercises               --              --              --                83
                                              ----------------------------------------------------------
Balance at December 31, 1996                        (236)           (674)         (9,751)        173,651
Net loss                                            --              --              --           (15,937)
Amortization of deferred compensation               --              --              --               295
Net unrealized losses on investments                --              --              --               (69)
Net translation adjustments                          135            --              --               135
Issuance of common stock under
 employee stock plans                               --              --              --             6,292
Purchase of treasury stock                          --              (126)         (2,041)         (2,041)
Tax benefit of stock option exercises               --              --              --             3,337
Common stock issued for businesses acquired         --              --              --            34,071
                                              ----------------------------------------------------------
Balance at December 31, 1997                   $    (101)           (800)      $ (11,792)      $ 199,734
                                              ----------------------------------------------------------


See the accompanying notes to consolidated financial statements.

consolidated statements of cash flows


(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                                          1997            1996            1995
========================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                              $ (15,937)      $  24,459       $  37,097
                                                               -----------------------------------------
Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
    Depreciation                                                   5,211           2,887           1,521
    Amortization                                                   2,813           1,208             704
    Write-off of in-process research and development              27,029            --              --
    Deferred income taxes                                          1,997           2,518          (1,797)
    Changes in current assets and liabilities
      net of effects from acquisitions:
       Accounts receivable                                       (17,953)         15,418          (9,902)
       Inventories                                                  (973)           (144)        (10,343)
       Prepaid expenses and other current assets                   3,758          (7,177)           (268)
       Accounts payable                                            2,092          (2,959)          2,622
       Accrued liabilities                                        (4,212)         (1,602)          4,938
       Income taxes payable                                        2,559          (5,326)          7,578
                                                               -----------------------------------------
Cash provided by operating activities                              6,384          29,282          32,150
                                                               -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                                             (10,697)         (8,010)         (3,494)
Purchases of investments, held-to-maturity                          --              --           (69,202)
Purchases of investments, available-for-sale                    (193,692)       (233,171)       (149,945)
Maturities of investments, held-to-maturity                         --              --            54,077
Maturities of investments, available-for-sale                    206,126         225,932         128,790
Acquisitions, net of cash acquired                                  (516)           --              --
Other assets                                                        (257)         (1,057)           (427)
                                                               -----------------------------------------
Cash provided by (used in) investing activities                      964         (16,306)        (40,201)
                                                               -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                 --              --             1,952
Payments on short-term borrowings                                 (2,624)           (162)           --
Sales of common stock                                              6,292           1,315           5,755
Purchase of treasury stock                                        (2,041)         (9,751)           --
                                                               -----------------------------------------
Cash provided by (used in) financing activities                    1,627          (8,598)          7,707
                                                               -----------------------------------------
Effect of exchange rate changes                                      143             (33)           (207)
                                                               -----------------------------------------
Net increase (decrease) in cash and cash equivalents               9,118           4,345            (551)
Cash and cash equivalents at beginning of year                    11,141           6,796           7,347
                                                               -----------------------------------------
Cash and cash equivalents at end of year                       $  20,259       $  11,141       $   6,796
                                                               -----------------------------------------
Supplemental cash flow disclosure:
    Cash paid (received) during the year for income taxes      $  (5,062)      $  18,916       $  15,145
Other noncash changes:
    Income tax benefits from employee stock plans              $   3,337       $      83       $   3,889


See the accompanying notes to consolidated financial statements.

notes to consolidated financial statements


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of the domestic and foreign business operations of the Company for all periods. Intercompany transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents. The Company considers all highly liquid investments with minimum yield risks and maturities of less than 90 days from the date of purchase to be cash equivalents.

Investments. The Company invests its excess cash in high quality debt and equity instruments. Management determines the appropriate classification of the debt securities at the time of purchase as either held-to-maturity or available-for-sale and re-evaluates such designation as of each balance sheet date.

    Available-for-sale securities are stated at fair market value, with unrealized gains and losses reported in a separate component of stockholders' equity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income.

    On November 15, 1995, the FASB staff issued a Special Report, A Guide to Implementation of Statement No.115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with the provisions in that Special Report, the Company chose to reclassify its debt securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $111,352,000 and the unrealized gain on those securities was $96,000 which is included in stockholders' equity.

Inventories. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Equipment and leasehold improvements. Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (three to ten years) of assets. Leasehold improvements are amortized over the life of the related assets or the life of the lease whichever is shorter.

Revenue recognition. Revenue related to the majority of the Company's products is recognized as products are shipped and services rendered, except for newly introduced products and for initial customer installments, which are recognized upon the successful completion of an evaluation period. For software sales, if significant obligations remain or significant uncertainties exist about customer acceptance of the software, revenue is deferred until the obligations are satisfied or the uncertainties are resolved. When collectibility of the receivable is in doubt, revenue is recognized under the installment method. Revenue from post-contract customer support (PCS) is recognized ratably over the period of the PCS agreement.

Warranty. The Company generally warrants its products for a period of up to 12 months from shipment for material and labor to repair the product; accordingly, a provision for the estimated cost of the warranty is recorded upon shipment.

Engineering, research and development expenses. The Company is actively engaged in basic technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement engineering and support programs relating to existing products are conducted within engineering departments. Engineering, research and development costs are charged to operations as incurred.

Foreign currency accounting. The U.S. dollar is the functional currency for all foreign operations, excluding Japan. Losses that resulted from the process of remeasuring foreign currency financial statements into U.S. dollars were $562,000, $250,000 and $278,000 in 1997, 1996 and 1995, respectively, and are included in operations.

    The Japanese Yen is the functional currency for the Company's Japanese subsidiary. Translation gains or losses related to the Japanese subsidiary are included as a component of stockholders' equity.

notes to consolidated financial statements


Net income (loss) per share. In 1997, the Financial Accounting Standards Board
(FASB) issued Statement No. 128, Earnings Per Share. Statement No.128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirement.

    The following table sets forth the computation of basic and diluted net income (loss) per share:


(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED DECEMBER 31,                                             1997           1996          1995
========================================================================================================

Numerator:
    Net income (loss)                                              $(15,937)      $ 24,459      $ 37,097

    Denominator:
    Denominator for basic income (loss)
      per share-weighted average shares                              18,460         17,779        17,776

    Effect of dilutive securities:
      Employee stock options                                           --              138           299
      Restricted stock                                                 --               50          --
                                                                   -------------------------------------
    Dilutive potential common shares                                   --              188           299

      Denominator for diluted income (loss) per share -
       adjusted weighted average shares and assumed conversions      18,460         17,967        18,075
                                                                   -------------------------------------

Basic income (loss) per share                                      $  (0.86)      $   1.38      $   2.09
Diluted income (loss) per share                                    $  (0.86)      $   1.36      $   2.05
                                                                   -------------------------------------


    Options to purchase 2,302,000 shares of common stock and 100,000 shares of restricted common stock were outstanding at December 31, 1997, but were not included in the computation of diluted loss per share as the effect would be antidilutive. In connection with the acquisition of Knights Technology, Inc. (Knights) and Techne Systems, Inc. (Techne), 135,191 and 120,000 shares of common stock have been placed in escrow through May 1998 and December 1999, respectively, subject to certain representations and warranties (see Note 2). These shares were not included in the computation of diluted loss per share as the effect would be antidilutive.

Effect of new accounting pronouncements: In June 1997, the FASB issued Statement 130, Reporting Comprehensive Income, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information, both of which will be adopted by the Company in 1998. Statement No. 130 requires companies to disclose certain information regarding the nature and amounts of comprehensive income included in the financial statements. Statement No. 131 requires companies to disclose certain information about operating segments within their business. The Company does not anticipate that Statement No. 130, or Statement No. 131, will have a material impact on its consolidated financial statement disclosures.


NOTE 2. ACQUISITIONS

On May 19, 1997, the Company acquired Knights of Sunnyvale, California, a developer of yield management software for the semiconductor industry, for the following amounts:

 (IN THOUSANDS)
======================================================

Common stock issued, 1,352,205 shares          $27,720
Assumption of Knights stock options              2,295
Acquisition costs                                1,785
                                               -------
                                               $31,800
                                               -------

    On December 19, 1997, the Company acquired all of the outstanding shares of common stock of Techne of Albany, Oregon, a manufacturer of back-end wafer inspection equipment for the following amounts:


 (IN THOUSANDS)
===================================================

Cash                                         $1,500
Common stock issued, 400,000 shares           4,340
Acquisition costs                               400
                                             ------
                                             $6,240
                                             ------

    The Knights and Techne acquisitions were recorded under the purchase method of accounting and accordingly, results of operations of Knights and Techne are included in the accompanying consolidated financial statements subsequent to acquisitions. The purchase prices have been allocated, based on independent appraisals obtained by the Company, to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values on the date of acquisition as follows:


 (IN THOUSANDS)                         KNIGHTS        TECHNE
==============================================================

Cash                                   $    973       $     11
Other current assets                      1,220          3,685
Non-current assets                          712             49
Intangibles                               7,720          3,697
Liabilities                              (2,325)        (4,731)
In-process research and development      23,500          3,529
                                       -----------------------
                                       $ 31,800       $  6,240
                                       -----------------------

    To determine the value of in-process research and development of the acquired businesses, the Company considered, among other factors, the stage of development of each project, expected income, target markets, and associated risks. Associated risks included inherent difficulties and uncertainties in completing the project and, thereby, achieving technical feasibility and risks related to the viability of and potential changes in future target markets. This analysis resulted in a valuation for in-process research and development that had not reached technical feasibility and did not have alternative future uses. Therefore, in accordance with generally accepted accounting principles, $23,500,000 and $3,529,000 was expensed related to the Knights and Techne acquisitions, respectively.

    Intangible assets on the Knights acquisition relate primarily to developed technology and goodwill. Intangible assets on the Techne acquisition relate principally to developed technology. To determine the value of developed technology, the expected future cash flows of each product was discounted, taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessment of the life cycle stage of each product. This analysis resulted in a valuation for completed products that had reached technological feasibility and, therefore, was capitalizable. Intangible assets will be amortized on a straight-line basis over estimated useful lives ranging from three to five years.

    As part of the Agreement and Plan of Reorganization of the Knights and Techne acquisitions, 135,191 and 120,000, respectively, of the common stock included as consideration was deposited into an escrow account. The escrow shares are to be distributed to Knights stockholders on May 19, 1998 and to Techne shareholders on December 19, 1999 and are for the full satisfaction of losses to the Company resulting from misrepresentations or omissions in the agreement.

    The Company entered into an agreement to lease Techne's current manufacturing facilities from Techne's President. The one year operating lease provides for annual lease payments of approximately $166,000, plus payment of executory costs such as property taxes, maintenance and insurance. No payments were made under the lease during 1997.

notes to consolidated financial statements


    The following unaudited pro forma summary presents the consolidated results of operations of the Company, excluding the charge for in-process research and development, as if the acquisitions of Knights and Techne had occurred at the beginning of 1996 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of 1996 or of results which may occur in the future:


(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED DECEMBER 31,                 1997             1996
                                     -----------      -----------

Net sales                            $   152,438      $   159,175
Net income                           $     8,959      $    24,143
Basic net income per share           $      0.49      $      1.36
Diluted net income per share         $      0.47      $      1.34
                                     -----------      -----------


NOTE 3. FINANCIAL INSTRUMENTS

Concentration of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents, investments and trade receivables.

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

    The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, whenever deemed necessary. The write-off of uncollectible amounts has been insignificant. At December 31, 1997, accounts receivable from customers in Asia was $7,119,000 which are mainly secured by letters of credit.

Fair value of financial instruments. The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued expenses approximate the fair value due to their short maturities. Investment securities are reported at their estimated fair value based on quoted market prices.

Investments. The following is a summary of the Company's investments:


                                                                  GROSS              GROSS        ESTIMATED
(IN THOUSANDS)                               AMORTIZED       UNREALIZED         UNREALIZED             FAIR
  AT DECEMBER 31, 1997: AVAILABLE-FOR-SALE        COST            GAINS             LOSSES            VALUE
===========================================================================================================
  Municipal bonds                            $  87,768        $     110         $     (35)        $  87,843
  Floating rate notes                           16,882             --                  (6)           16,876
                                             --------------------------------------------------------------
                                             $ 104,650        $     110         $     (41)        $ 104,719
                                             --------------------------------------------------------------


                                                                  GROSS              GROSS        ESTIMATED
(IN THOUSANDS)                               AMORTIZED       UNREALIZED         UNREALIZED             FAIR
  AT DECEMBER 31, 1996: AVAILABLE-FOR-SALE        COST            GAINS             LOSSES            VALUE
===========================================================================================================
  Municipal bonds                            $  78,309        $     125         $     (10)        $  78,424
  Preferred stock                               14,600             --                --              14,600
  Floating rate notes                           24,914               23              --              24,937
                                             --------------------------------------------------------------
                                             $ 117,823        $     148         $     (10)        $ 117,961
                                             --------------------------------------------------------------

The following is a summary of amortized costs and estimated fair values of debt securities by contractual maturity:


  (IN THOUSANDS)                                             AMORTIZED       ESTIMATED
AT DECEMBER 31, 1997: AVAILABLE-FOR-SALE                          COST      FAIR VALUE
======================================================================================
Amounts maturing within one year                              $ 28,171        $ 28,171
Amounts maturing after one year, within five years              76,479          76,548
                                                             -------------------------
                                                              $104,650        $104,719
                                                             -------------------------


NOTE 4. INVENTORIES

The following is a summary of inventories by major category at December 31:


(IN THOUSANDS)                   1997           1996
====================================================
Raw materials                 $11,571        $ 7,671
Work in process                 8,499          8,766
Finished goods                  5,962          6,141
                              ----------------------
                              $26,032        $22,578
                              ----------------------


NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following is a summary of equipment and leasehold improvements by major categories at December 31:


(IN THOUSANDS)                                     1997             1996
========================================================================
Equipment                                      $ 18,302         $ 15,989
Leasehold improvements                            8,425            6,091
Office furniture and equipment                    9,415            3,871
                                               -------------------------
                                                 36,142           25,951
Accumulated depreciation and amortization       (19,750)         (15,767)
                                               -------------------------
                                               $ 16,392         $ 10,184
                                               -------------------------


NOTE 6. ACCRUED LIABILITIES

The following is a summary of accrued liabilities at December 31:


(IN THOUSANDS)                                    1997           1996
=====================================================================
Salaries and benefits                          $ 5,704        $ 5,546
Warranty reserves                                3,325          6,078
Customer advance payments                        2,249            388
Deferred revenue                                 1,858          2,363
Environmental remediation costs (note 11)        1,468           --
Other                                            3,441          2,686
                                               ----------------------
                                               $18,045        $17,061
                                               ----------------------

notes to consolidated financial statements


NOTE 7. SHORT-TERM BORROWINGS

The Company's Japanese subsidiary has credit facilities with a total borrowing capacity of approximately $4,600,000 (denominated in Yen) with Japanese banks. One of the facilities is guaranteed by a $1,000,000 standby letter of credit issued by the Company. As of December 31, 1997, the amount outstanding was $1,160,000 (denominated in Yen), renewable quarterly at the current bank interest rate plus .25% per annum (1.625% at December 31, 1997).


NOTE 8. STOCKHOLDERS' EQUITY

Preferred stock. The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of 1,000,000 shares of preferred stock from time to time in one or more series with such designation, rights preferences and limitations as the Board of Directors may determine, including the consideration received therefore, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption fund provisions, conversion rights and voting rights, all without the approval of the holders of common stock.

Rights agreement. On November 19, 1997, the Company adopted a Shareholder Rights Plan (Rights Agreement). Pursuant to the Rights Agreement, rights were distributed at the rate of one right for each share of Common Stock owned by the Company's stockholders of record on December 5, 1997. The rights expire on December 4, 2007 unless extended or earlier redeemed or exchanged by the Company.

    Under the Rights Agreement, each right entitles the registered holder to purchase one-hundredth of a Series A Preferred share of the Company at a price of $140. The rights will become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more or the Company's common stock.

Stock repurchase program. On March 14, 1996, the Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock on the open market. During 1997 and 1996, the Company repurchased 126,000 shares of its common stock at a cost of $2,041,000, and 674,000 shares at a cost of $9,751,000, respectively.

    In January 1998, the Company repurchased 200,000 shares of its common stock at a cost of $3,271,000.

Stock option plans. On August 27, 1997, the Company's stockholders approved the 1997 Stock Incentive Plan (1997 Plan). The 1997 Plan replaces the Company's 1993 Long Term Stock Incentive plan (1993 Plan), and as a result, no additional shares will be issued from the 1993 Plan after 1998. Under the 1997 and 1993 Plans, 750,000 and 3,000,000 shares, respectively, have been reserved for issuance to eligible employees and to provide for certain automatic grants of stock options to non-employee directors. Options under these plans are granted at fair market value, expire ten years from the date of grant, and generally vest in quarterly installments, commencing one year from the date of grant.

    The following table summarizes option activity and related information:


                                           1997                         1996                         1995
                                                   WEIGHTED                     WEIGHTED                     WEIGHTED
                                                    AVERAGE                      AVERAGE                      AVERAGE
(SHARE AMOUNTS IN THOUSANDS)                       EXERCISE                     EXERCISE                     EXERCISE
YEARS ENDED DECEMBER 31,           OPTIONS            PRICE     OPTIONS            PRICE     OPTIONS            PRICE
=====================================================================================================================
Outstanding-beginning of year       1,710         $   13.69      1,210         $   19.53      1,099         $   11.15
Granted                             1,149             16.49      1,548             13.99        623             26.18
Exercised                            (482)            10.17        (38)            11.09       (502)             9.56
Canceled                              (75)            17.60     (1,010)            22.60        (10)            14.23
                                -------------------------------------------------------------------------------------
Outstanding-end of year             2,302         $   15.70      1,710         $   13.69      1,210         $   19.53
                                -------------------------------------------------------------------------------------

The following table summarizes information about outstanding options at December 31, 1997:


                                                       OPTIONS OUTSTANDING              OPTIONS EXERCISABLE

                                                             WEIGHTED
                                                              AVERAGE    WEIGHTED                     WEIGHTED
                                                            REMAINING     AVERAGE                      AVERAGE
(IN THOUSANDS EXCEPT PER SHARE DATA)                      CONTRACTUAL    EXERCISE                     EXERCISE
RANGE OF EXERCISE PRICES                  OUTSTANDING            LIFE       PRICE     EXERCISABLE        PRICE
==============================================================================================================
$  1.03 -- $ 13.50                             263               7.53     $  9.61             154      $  8.77
$ 13.51 -- $ 14.25                             963               7.80     $ 14.25             434      $ 14.25
$ 14.26 -- $ 34.25                           1,076               6.93     $ 18.48             120      $ 21.92
                                          --------------------------------------------------------------------
                                             2,302                                            708
                                          --------------------------------------------------------------------


    In addition, the Company issued 100,000 shares of restricted stock under the 1993 Long Term Stock Incentive Plan. The Company has recorded a deferred compensation charge equal to the fair value of the restricted stock at the time of issuance of $1,425,000. The deferred compensation charge is being amortized over the five-year vesting period.

    On July 1, 1996, the Company repriced 932,370 employee stock options to $14.25, the closing value at June 28, 1996.

Employee Stock Purchase Plan. The 1993 Employee Stock Purchase Plan (ESPP), provides that eligible employees may purchase stock at 85% of its fair value on specified dates through payroll deductions. Under the Plan, as amended, 500,000 shares were reserved for issuance. The Company sold 106,007 shares, 55,102 shares and 67,706 shares to employees in 1997, 1996 and 1995, respectively.

Stock based compensation. As permitted under Statement of Financial
Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS No.
123), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    Pro forma information regarding net income and income per share is required by FAS No. 123 for awards granted after December 31, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated using the following assumptions:


                                                  OPTIONS                        ESPP
                                            1997           1996           1997           1996
=============================================================================================
Expected dividend yield                     0.0%           0.0%           0.0%           0.0%
Expected stock price volatility            51.0%          49.0%          51.0%          49.0%
Risk-free interest rate                     5.6%           5.8%           5.5%           5.6%
Expected life (years)                       4.0            4.0            0.5            0.5

    For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:


(IN THOUSANDS, EXCEPT PER SHARE DATA)                       1997                1996
======================================================================================
Net income (loss) - as reported                          $  (15,937)        $   24,459
Net income (loss) - pro forma                               (20,308)            20,655
                                                         ----------         ----------
Basic net income (loss) per share - as reported               (0.86)              1.38
Basic net income (loss) per share - pro forma                 (1.10)              1.16
                                                         ----------         ----------
Diluted net income (loss) per share - as reported             (0.86)              1.36
Diluted net income (loss) per share - pro forma               (1.10)              1.15


    For pro forma purposes in accordance with FAS No. 123, the repricing of employee stock options during 1996 is treated as a modification of the stock-based award, with the original options being repurchased and new options granted. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. FAS No. 123 is effective for stock-based awards granted by the Company commencing January 1, 1995. All stock-based awards granted before January 1, 1995, have not been valued and no pro forma compensation expense has been recognized. However, any option granted before January 1, 1995, that was repriced in 1996 is treated as a new grant within 1996 and valued accordingly. In addition, because compensation expense is recognized over the vesting period of the option, which is typically four years, and pro forma disclosure is only required commencing with 1995, the initial impact on pro forma income may not be representative of pro forma compensation expense in future years.

    The weighted average fair value of options and stock purchase rights granted during 1997 was $10.91 and $5.33, respectively.

Incentive plans. The Company has adopted an Employee Incentive Plan and a Savings Plan covering substantially all of its United States-resident employees. The Board of Directors determines annually a formula for setting aside amounts into a profit sharing pool based upon performance targets. The amounts set aside are used to pay bonuses to employees. The charge to income for these plans during 1997, 1996 and 1995 was $1,254,000, $1,249,000 and $5,930,000,
respectively.

NOTE 9. INCOME TAXES

Significant components of the provision for income taxes are as follows:


(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                 1997             1996            1995
===============================================================================
Federal:
    Current                           $    631         $  5,012        $ 18,000
    Deferred                             1,053            1,602          (2,678)
                                      -----------------------------------------
                                         1,684            6,614          15,322
State:
    Current                                (92)             227           3,064
    Deferred                               609              916             881
                                      -----------------------------------------
                                           517            1,143           3,945
Foreign:
    Current                                748            1,485           1,150
                                      -----------------------------------------
Total provision for income taxes      $  2,949         $  9,242        $ 20,417
                                      -----------------------------------------

    The tax benefits associated with exercises of nonqualified stock options and disqualifying dispositions of stock acquired through incentive stock options and the employee stock purchase plan reduce taxes currently payable for 1997, 1996 and 1995, as shown above by $3,337,000, $83,000 and $3,889,000, respectively.
Such benefits are credited to additional paid in capital when realized.

    The reconciliation of income tax computed at the U.S. federal statutory rates to provision for income taxes is as follows:


(IN THOUSANDS EXCEPT PERCENTAGES)                          1997                      1996                       1995
YEARS ENDED DECEMBER 31,                           AMOUNT       PERCENT       AMOUNT       PERCENT       AMOUNT      PERCENT
=============================================================================================================================
Tax computed at U.S. statutory rate              $ (4,545)       (35.0%)    $ 11,795         35.0%     $ 20,130         35.0%
State income taxes (net of federal benefit)           335          2.6           743          2.2         2,565          4.5
Tax exempt investment income                       (1,312)       (10.1)       (1,532)        (4.6)       (1,250)        (2.2)
In-process research and development                 9,460         72.8            --           --            --           --
R&D credit                                         (1,646)       (12.6)       (1,564)        (4.6)          (55)        (0.1)
Foreign tax credits not benefited                     266          2.0            --           --            --           --
Tax exempt foreign sales corporation                 (212)        (1.6)         (622)        (1.9)       (1,095)        (1.9)
Other, net                                            603          4.6           422          1.3           122          0.2
                                                 ---------------------------------------------------------------------------
Provision for income taxes                       $  2,949         22.7%     $  9,242         27.4%     $ 20,417         35.5%
                                                 ---------------------------------------------------------------------------


    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax accounts are as follows:


(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                           1997            1996
========================================================================
Deferred tax liabilities:
Intangible assets                              $ (3,770)        $   --
                                               -------------------------
Deferred tax assets:
Warranty reserves                              $  1,229         $  2,244
Inventories                                       2,238            1,809
Intangible assets                                  --              1,864
Depreciable assets                                1,214              797
Deferred revenue                                  1,942            1,116
Acquired net operating losses                       700             --
Tax credit carryforwards                            590             --
Other, including nondeductible accruals           2,204            1,856
                                               -------------------------
Total deferred tax assets                      $ 10,117         $  9,686
Less: Valuation allowance                        (1,290)            --
                                               -------------------------
Net deferred tax assets                        $  5,057         $  9,686
                                               -------------------------


    In 1997, management concluded that a valuation allowance of approximately $1,290,000 is required for acquired net operating losses that are significantly limited due to change of ownership rules and foreign tax credit carryforwards. Approximately $700,000 of this valuation allowance relates to the acquisition of Knights. The reversal of this allowance will be credited to goodwill when realized. The foreign tax credit carryforwards of $590,000 and net operating loss carryforwards of $1,800,000 will expire in 2002 and 2011, respectively.

    Pre-tax income (loss) from foreign operations was ($753,000), $2,647,000 and $3,466,000 for 1997, 1996, and 1995, respectively. Upon repatriation of foreign earnings, residual U.S. taxes would be immaterial.

NOTE 10. INDUSTRY AND GEOGRAPHIC INFORMATION

The Company operates principally in one industry segment; the manufacture, sale and servicing of wafer probers for use in the manufacture of semiconductor devices. The Company's principal markets are the North American, European and Asian based semiconductor manufacturing companies.

    No single customer accounted for more than 10% of net sales in 1997 and 1995. In 1996, one customer comprised 13% of net sales. No other customer exceeded 10% of net sales in 1996.

    International sales represented 43%, 45% and 45% of the Company's net sales in 1997, 1996 and 1995, respectively. These sales represent the combined total of export sales made by United States operations and all sales made by foreign operations.

    Export sales made by United States operations were 23% of net sales in 1997 (21% to Asia, 2% to other), 19% of net sales in 1996 (18% to Asia, 1% to other) and 22% of net sales in 1995 (21% to Asia, 1% to other).

    The following is a summary of the Company's geographic operations:


                                                                                                   ADJUSTMENT
                                               UNITED                                                     AND
(IN THOUSANDS)                                 STATES             ASIA            EUROPE         ELIMINATIONS     CONSOLIDATED
==============================================================================================================================
1997
Sales to unaffiliated customers              $ 119,567         $   1,557         $  28,911        $    --           $ 150,035
Transfer between geographic locations           23,829               517                93          (24,439)             --
                                             ---------------------------------------------------------------------------------
Total net sales                              $ 143,396         $   2,074         $  29,004        $ (24,439)        $ 150,035
Operating income (loss)                      $ (12,970)        $  (6,571)        $   2,531        $    (822)        $ (17,832)
Identifiable assets                          $ 211,898         $   2,311         $  16,140        $  (1,430)        $ 228,919

1996
Sales to unaffiliated customers              $ 112,216         $   7,844         $  31,890        $    --           $ 151,950
Transfer between geographic locations           27,057                87              --            (27,144)             --
                                             ---------------------------------------------------------------------------------
Total net sales                              $ 139,273         $   7,931         $  31,890        $ (27,144)        $ 151,950
Operating income (loss)                      $  28,402         $  (4,582)        $   4,827        $     207         $  28,854
Identifiable assets                          $ 187,135         $   2,741         $   8,597        $    (607)        $ 197,866

1995
Sales to unaffiliated customers              $ 131,351         $   9,509         $  28,380        $    --           $ 169,240
Transfer between geographic locations           25,287                95              --            (25,382)             --
                                             ---------------------------------------------------------------------------------
Total net sales                              $ 156,638         $   9,604         $  28,380        $ (25,382)        $ 169,240
Operating income (loss)                      $  52,205         $  (2,877)        $   4,185        $    (210)        $  53,303
Identifiable assets                          $ 175,967         $   3,969         $  12,619        $    (814)        $ 191,741

    Sales between geographic areas are accounted for at prices that the Company believes are at arm's length prices.

NOTE 11. COMMITMENTS

The Company leases its facilities and certain equipment under noncancelable operating leases. As of December 31, 1997, the minimum annual rental commitments are as follows:


(IN THOUSANDS)
=========================================
1998                              $ 3,912
1999                                3,450
2000                                2,260
2001                                1,640
2002                                  884
Thereafter                            332
                                  -------
                                  $12,478
                                  -------

Rent expense was approximately $3,594,000, $2,616,000 and $2,021,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Lease agreement. In March 1997, the Company entered into a five-year operating lease for approximately 21.5 acres of undeveloped land in San Jose, California. The monthly payments are based on the London Interbank Offering Rate (LIBOR). At current interest rates, the annual lease payments represent approximately $710,000. At the end of the lease, the Company has the option to acquire the property at its original cost of approximately $12,000,000 and any current rent due and payable.

    The guaranteed residual payment on the lease is approximately $12,000,000. The lease contains certain restrictive covenants. The Company was in compliance with these covenants at December 31, 1997. The lease also contains a collateral option, which would allow the Company to reduce rent expense. The Company has exercised the collateral option and at December 31, 1997, the Company had cash pledged of approximately $12,000,000, which is included in cash and cash equivalents, since the Company can withdraw the cash with ten days notice.

Environmental remediation. The Company performed an environmental investigation on its leased property in Santa Clara, California, in cooperation with the California Regional Water Quality Board and will be performing some environmental remediation activities on the property's soil. In 1997, the Company accrued $1,600,000, which is the Company's best estimate of its obligation. It is possible that the Company's recorded estimate of its obligations may change in the near term.

NOTE 12. SUBSEQUENT EVENTS

In February 1998, the Board of Directors approved the retirement of the 1,000,000 shares of the Company's common stock held in treasury.

report of Ernst & Young LLP, independent auditors

The Board of Directors and Stockholders
Electroglas, Inc.

We have audited the accompanying consolidated balance sheets of Electroglas, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electroglas, Inc. at December 31, 1997 and 1996, and the consolidated results of operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                  /s/ ERNST & YOUNG LLP


San Jose, California
January 27, 1998, except for
Note 12 as to which the date
is February 13, 1998.

corporate information

BOARD OF DIRECTORS

CLASS III
Curtis S. Wozniak
Chairman and CEO
Electroglas, Inc.

CLASS III
Neil R. Bonke
Chairman (retired)
Electroglas, Inc.

CLASS II
Robert J. Frankenberg
President and CEO
Encanto Networks

CLASS II
Roger D. Emerick
Chairman and CEO
Lam Research Corp.

CLASS I
Joseph F. Dox
President and COO (retired)
Novellus Systems, Inc.


CORPORATE MANAGEMENT

Curtis S. Wozniak
Chairman and CEO

Armand J. Stegall
VP of Finance and CFO

Timothy J. Boyle
VP of Engineering

William J. Haydamack
VP, General Manager of Knights
Technology, Inc.

Joseph G. LaChapelle
VP, General Manager of
Electroglas Inspection Products

John P. Livingston
VP of Operations

Conor P. O'Mahony
VP of Global Customer Operations

Joseph A. Savarese
VP of Business Development

Phillip M. Truckle
VP of Marketing

Daniel D. Welton
VP of Manufacturing

Joe M. Reid, Jr.
Director of Quality

CORPORATE OFFICE

Electroglas, Inc.
2901 Coronado Drive
Santa Clara, California 95054
(408) 727-6500


UNITED STATES OFFICES

Arizona
California
Massachusetts
Oregon
Texas


INTERNATIONAL SALES OFFICES

France
Germany
Japan
Korea
People's Republic of China
Singapore
Taiwan
United Kingdom


GENERAL LEGAL COUNSEL

Morrison & Foerster LLP
Palo Alto, California


INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, California

As of December 31, 1997, the Company had approximately 13,000 stockholders of record and holders in streetname.

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EGLS."

REGISTRAR AND TRANSFER AGENT

Boston EquiServe LP
Boston, Massachusetts

                         HIGH          LOW
-------------------------------------------

Fiscal Year 1997
1st Quarter             22 3/8       15 7/8
2nd Quarter             27 3/4       15 1/4
3rd Quarter             35 7/8       23 1/2
4th Quarter             34           14 3/8

Fiscal Year 1996
1st Quarter             25 3/4       14 3/8
2nd Quarter             22 1/2       13 3/4
3rd Quarter             15 1/4       12
4th Quarter             19 5/8       12 5/8


The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq National Market during the last two years.

The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future income for use in the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Additional copies of this report, as well as of SEC Form 10-k, for the year ended December 31, 1997, may be obtained from the Company without charge by writing to:

Electroglas, Inc.
Attn: Investor Relations
3045 Stender Way
Santa Clara, California 95054

The Electroglas logo and SORTnet are registered trademarks and Horizon 4090 is a trademark of Electroglas, Inc. Windows NT is a registered trademark of Microsoft Corporation. Yield Manager is a registered trademark and Merlin's Framework and SPaR are trademarks of Knights Technology, Inc.

from left to right - Joe M. Reid Jr., Timothy J. Boyle, Conor P. O'Mahony, John
P. Livingston, Curtis S. Wozniak, Armand J. Stegall, Joseph G. LaChapelle, Phillip M. Truckle, Joseph A. Savarese, Daniel D. Welton, (not pictured - William J. Haydamack)